UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2009
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: October 30, 2009

Makita Corporation
Consolidated Financial Results
for the six months
ended September 30, 2009
(U.S. GAAP Financial Information)
(English translation of “KESSAN TANSHIN”

originally issued in Japanese)

CONSOLIDATED FINANCIAL RESULTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2009
October 30, 2009
Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/
Masahiko Goto, President & CEO
1. Operating results of the six months ended September 30, 2009(From April 1, 2009 to September 30, 2009)
  (1) CONSOLIDATED OPERATING RESULTS

	Yen (millions)
	For the six months ended		For the six months ended
	September 30, 2008		September 30, 2009

		%		%
Net sales	175,558	3.6	118,681	(32.4)
Operating income	36,047	6.3	14,866	(58.8)
Income before income taxes	34,710	0.2	17,271	(50.2)
Net income attributable to Makita Corporation	24,851	5.3	10,622	(57.3)

	Yen

Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders	175.60		77.10

Notes:
1.	Amounts of less than one million yen have been rounded.

2.
The table above shows the changes in the percentage ratio of net sales, operating income, income before income taxes, and net income attributable to Makita Corporation against the corresponding period of the previous year.

3.
Certain reclassifications have been made to the previous years’ consolidated financial statements to conform with the presentation used for the six months ended September 30, 2009. The meaning of “Net income attributable to Makita Corporation” is the same as the former “Net income”.

  (2) CONSOLIDATED FINANCIAL POSITION

	Yen (millions)
	As of March 31, 2009	As of September 30, 2009

Total assets	336,644	335,361
Shareholders’ equity	283,485	285,830
Shareholders’ equity ratio to total assets (%)	84.2%	85.2%

	Yen

Shareholders’ equity per share	2,057.76	2,074.81

Note: The meaning of “Shareholders’ equity” is the same as the “Total Makita Corporation shareholders’ equity”.
2. Dividend Information

	Yen
	For the year ended	For the year ending
	March 31, 2009	March 31, 2010
		(forecast)

Cash dividend per share:
Interim	30.00	15.00
Year-end	50.00	(Note)
Total	80.00	(Note)

Notes:
1.	The forecast for cash dividend announced on April 28, 2009 has not been revised.

2.
While the Company has set forth under the Articles of Corporation of the Company that the record date for the payment of dividend shall be the last day of a relevant period, at the present time, the projected amount of dividends as of the said record date has not been determined yet.

For further details, refer to “Explanation regarding proper use of business forecasts, and other significant matters” on page 2.

1

English translation of “KESSAN TANSHIN” originally issued in Japanese

3. Consolidated Financial Forecast for the year ending March 31, 2010 (From April 1, 2009 to March 31, 2010)

	Yen (millions)
	For the year ending March 31, 2010

		%
Net sales	230,000	(21.8)
Operating income	26,000	(48.1)
Income before income taxes	28,000	(37.0)
Net income attributable to Makita Corporation	16,700	(49.8)

	Yen

Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders	121.22

Note:
1.	The consolidated financial forecast announced on October 27, 2009 for the year ending March 31, 2010 has not been revised.

2.	The meaning of “Net income attributable to Makita Corporation” is the same as the former “Net income”.
4. Other
(1)	Changes in important subsidiaries during the period (Changes in specific subsidiaries accompanied by changes in scope of consolidation): None

(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements:

Note: Refer to [Qualitative Information and Financial Statements] section 4 “Other” on page 4.

(3)	Changes in principles, procedures and representation of the accounting policies concerning quarterly consolidated financial statements preparation:

Note: Refer to [Qualitative Information and Financial Statements] section 4 “Other” on page 4.

(4)	Number of shares outstanding (common stock)

1. Number of shares issued (including treasury stock):	As of September 30, 2009:	140,008,760
	As of March 31, 2009:	140,008,760
2. Number of treasury stock:	As of September 30, 2009:	2,246,906
	As of March 31, 2009:	2,244,755
3. Average number of shares outstanding:	For the six months ended September 30, 2009:	137,762,814
	For the six months ended September 30, 2008:	141,521,162
Explanation regarding proper use of business forecasts, and other significant matters
1.	The consolidated financial forecast for the year ending March 31, 2010 has not been revised.

    The financial forecasts given above are based on information as available at the present time, and include potential risks and uncertainties. As a consequence of the factors above and other, actual results may vary from the forecasts provided above.

2.
    Makita’s basic policy on the distribution of profits is to maintain a consolidated dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income attributable to Makita Corporation after certain adjustments.

    The Board of Directors plans to meet in April 2010 for a report on earnings for the year ending March 31, 2010. At the time, in accordance with the basic policy regarding profit distribution mentioned above, the Board of Directors plans to propose a dividend equivalent to at least 30% of net income attributable to Makita Corporation. The Board of Directors will submit this proposal to the General Meeting of Shareholders scheduled for June 2010.

    The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income attributable to Makita Corporation per share (after adjustments for special circumstances) and multiplied by 100.

2

English translation of “KESSAN TANSHIN” originally issued in Japanese

[Qualitative Information and Financial Statements]
1. Qualitative Information on Consolidated Operating Results
    During the six months (“period”) ended September 30, 2009, the housing markets slowed down in Western Europe. Capital expenditures and individual consumption decreased due to the shrinkage of economic activity in Eastern Europe and Russia. In North America, stimulus packages and other measures resulted in improvement in individual consumption and corporate production. Nevertheless, economic conditions remained severe with the recovery of business confidence being hindered by a sense of excess capacity among corporations. In Asia, economies showed a moderate recovery trend: the Chinese economy recovered and exports and individual consumption in Southeast Asia improved. In Japan, the government’s stimulus package spurred production in some industries, but general economic conditions remained severe as evidenced from a high unemployment rate and shrinking public investment.
    In the power tools market, some emerging countries showed signs of recovery due to active public investment and resource development. However, developed countries such as Japan, Europe and the United States continued to suffer a slump in demand with housing starts remaining at low levels and competition becoming even fiercer.
    Under these circumstances, Makita directed our development efforts toward introducing smaller and lighter tools. At the same time, we strove to enhance our existing products. For example, we incorporated our proprietary low-vibration technology, which had originally been used for large drilling tools for stone and very well received, into our medium and small drilling tools. In production side, we curtailed production volume at each factory in order to improve inventory level. We also exerted efforts toward establishing a global production system of the group in order to quickly and flexibly respond to rapid changes in demand. In sales side, Makita strove to expand sales of our gardening tools, such as ones incorporating the environmentally friendly compact four-stroke engine. We also stepped up efforts to maintain and improve the quality of our sales and services based on direct communication with customers, which remains one of our group’s fortes.
    With the aim of promoting the development and expansion of engine-powered gardening tools, Makita established Tokyo Technical Center in Tachikawa, Tokyo on October 1, 2009. The Center will conduct R&D for improving environmental performance, which is the major challenge facing the two-stroke engine.
    Consolidated net sales for the period decreased by 32.4% to 118,681 million yen from the same period of the previous year, mainly due to the decrease in demand for power tools in the face of the worldwide slowdown in economic growth and the unfavorable impact of the stronger yen against other currencies. Incomes were affected by the decline in the rate of operation of our production site. This decline resulted from the production volume reduction carried out in response to the decrease in demand and in order to improve inventory level. As a result, the ratio of cost of sales increased. Our selling, general, administrative and other expenses decreased by only 18.9% compared with the same period of the previous year despite our group-wide cost reduction efforts. As a result, operating income decreased by 58.8% to 14,866 million yen (operating income ratio: 12.5%). Income before income taxes decreased by 50.2% from the same period of the previous year to 17,271 million yen (income before income taxes ratio: 14.6%). Net income attributable to Makita Corporation decreased by 57.3% to 10,622 million yen (net income attributable to Makita Corporation ratio: 9.0%).
    Net sales by geographic area were as follows:
    Net sales in Japan decreased by 14.6% from the same period of the previous year to 20,831 million yen, affected by the housing market remaining sluggish. Sales in gardening tools were robust but insufficient to compensate for the decreased demand for power tools.
    In Europe, net sales decreased by 37.9% from the same period of the previous year to 51,652 million yen. Construction demand declined in Western Europe. Demand for power tools also decreased due to the slowdown of the Russian economy and the financial recession in Eastern Europe.
    Net sales in North America decreased by 31.1% to 17,789 million yen. This decrease resulted mainly from the continuing weakness in inventory investment by sales agents caused by the sluggish U.S. housing market and the financial recession.
    Net sales in Asia decreased by 34.5% from the same period of the previous year to 8,620 million yen. Construction demand improved but not to the extent required to substantially compensate for the decrease in demand for power tools.
    Net sales in Central and South America and Oceania were sluggish mainly due to the appreciation of the yen against local currencies from the same period of the previous year, although demand on a local currency basis was robust in Brazil and Australia, the hubs of the regional economies. Net sales in Central and South America decreased by 30.1% from the same period of the previous year to 7,398 million yen. Net sales in Oceania decreased by 23.2% from the same period of the previous year to 6,533 million yen. Net Sales in the Middle East and Africa decreased by 41.2% to 5,858 million yen from the same period of the previous year, due to a decline in construction demand.

3

English translation of “KESSAN TANSHIN” originally issued in Japanese

2. Qualitative Information on Consolidated Financial Position
    The total assets as of September 30, 2009 decreased by 1,283 million yen to 335,361 million yen compared with that as of March 31, 2009. The principal factor causing this decline was the decrease in inventories resulting from production volume adjustment partly set off by the increase in cash and other financial assets.
    The total liabilities as of September 30, 2009 decreased by 3,606 million yen to 47,292 million yen, compared with that as of March 31, 2009. This decrease was mainly due to the decline in trade notes and accounts payable from production volume adjustment.
    Total equity as of September 30, 2009 increased by 2,323 million yen to 288,069 million yen, compared with that as of March 31, 2009. The reason for this increase is that the increase in retained earnings exceeded the increase in other comprehensive losses.
3. Qualitative Information on Consolidated Financial Forecast
    Refer to [Revision of Forecasts for Performance] announced on October 27, 2009.
4. Other
(1)	Changes in important subsidiaries during the period (Changes in specific subsidiaries accompanied by changes in scope of consolidation): None

(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements:

    With regard to the income tax expenses, the Company computes interim income tax expense by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes for the reporting period.

(3)	Changes in principle, procedure and representation of the accounting policies concerning quarterly consolidated financial statements preparation:

    Starting with this fiscal year, the Company has adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (ASC) 810, “Consolidation” (former Statement of Financial Accounting Standards (“SFAS”) No.160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No.51”). This statement establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of noncontrolling interests (minority interests) as equity in the consolidated financial statements. The amount of net income attributable to noncontrolling interests will be included in consolidated net income on the face of the consolidated income statement.

    This statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The adoption did not give rise to any material effect on the Company’s consolidated results of operations and financial condition. These financial statements presentation requirements have been adopted retrospectively and previous year amounts in the consolidated financial statements have been reclassified or adjusted to conform to this statement.

4

English translation of “KESSAN TANSHIN” originally issued in Japanese

5. Consolidated Financial Statements
(1) Consolidated Balance Sheets

	Yen (millions)
	As of March 31, 2009		As of September 30, 2009
	Composition ratio		Composition ratio
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	34,215		41,948
Time deposits	2,623		5,351
Marketable securities	29,470		34,101
Trade receivables-
Notes	2,611		2,420
Accounts	43,078		43,825
Less- Allowance for doubtful receivables	(1,129)		(1,097)
Inventories	111,002		95,299
Deferred income taxes	7,264		6,226
Prepaid expenses and other current assets	11,269		8,574

Total current assets	240,403	71.4%	236,647	70.6%

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	18,173		18,433
Buildings and improvements	65,223		67,111
Machinery and equipment	74,458		74,480
Construction in progress	4,516		4,763

	162,370		164,787
Less- Accumulated depreciation	(89,674)		(91,130)

Total net property, plant and equipment	72,696	21.6%	73,657	22.0%

INVESTMENTS AND OTHER ASSETS:
Investment securities	11,290		12,783
Goodwill	1,987		1,980
Other intangible assets, net	2,280		4,814
Deferred income taxes	5,050		3,763
Other assets	2,938		1,717

Total investments and other assets	23,545	7.0%	25,057	7.4%

Total assets	336,644	100.0%	335,361	100.0%

5

English translation of “KESSAN TANSHIN” originally issued in Japanese

	Yen (millions)
	As of March 31, 2009		As of September 30, 2009
	Composition ratio		Composition ratio
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	239		628
Trade notes and accounts payable	14,820		12,519
Other payables	4,397		4,517
Accrued expenses	5,642		4,741
Accrued payroll	7,361		7,408
Income taxes payable	2,772		1,621
Deferred income taxes	50		82
Other current liabilities	5,536		5,063

Total current liabilities	40,817	12.1%	36,579	10.9%

LONG-TERM LIABILITIES:
Long-term indebtedness	818		566
Accrued retirement and termination benefits	7,116		6,294
Deferred income taxes	548		853
Other liabilities	1,599		3,000

Total long-term liabilities	10,081	3.0%	10,713	3.2%

Total liabilities	50,898	15.1%	47,292	14.1%

EQUITY
MAKITA CORPORATION SHAREHOLDERS’
EQUITY:
Common stock	23,805		23,805
Additional paid-in capital	45,420		45,420
Legal reserve	5,669		5,669
Retained earnings	257,487		261,221
Accumulated other comprehensive income (loss)	(42,461)		(43,845)
Treasury stock, at cost	(6,435)		(6,440)

Total Makita Corporation shareholders’ equity	283,485	84.2%	285,830	85.2%

NONCONTROLLING INTEREST	2,261	0.7%	2,239	0.7%

Total equity	285,746	84.9%	288,069	85.9%

Total liabilities and equity	336,644	100.0%	335,361	100.0%

	As of March 31, 2009	As of September 30, 2009

Total number of shares authorized	496,000,000	496,000,000
Number of shares issued	140,008,760	140,008,760
Number of shares issued (excluding treasury stock)	137,764,005	137,761,854
Number of treasury stock	2,244,755	2,246,906

6

English translation of “KESSAN TANSHIN” originally issued in Japanese

(2) Consolidated Statements of Income

	Yen (millions)
	For the six months		For the six months
	ended September 30,		ended September 30,
	2008		2009

	Composition ratio		Composition ratio

NET SALES	175,558	100.0%	118,681	100.0%
Cost of sales	100,824	57.4%	72,454	61.0%

GROSS PROFIT	74,734	42.6%	46,227	39.0%
Selling, general, administrative and other expenses	38,687	22.1%	31,361	26.5%

OPERATING INCOME	36,047	20.5%	14,866	12.5%

OTHER INCOME (EXPENSES):
Interest and dividend income	954		356
Interest expense	(169)		(48)
Exchange gains (losses) on foreign currency transactions, net	(1,462)		1,946
Realized gains (losses) on securities, net	(660)		151

Total	(1,337)	(0.7)%	2,405	2.1%

INCOME BEFORE INCOME TAXES	34,710	19.8%	17,271	14.6%

PROVISION FOR INCOME TAXES:
Current	7,686		4,964
Deferred	1,916		1,544

Total	9,602	5.5%	6,508	5.5%

NET INCOME	25,108	14.3%	10,763	9.1%
Less: Net income attributable to the noncontrolling interest	(257)	(0.1)%	(141)	(0.1)%

NET INCOME ATTRIBUTABLE TO MAKITA CORPORATION	24,851	14.2%	10,622	9.0%

7

English translation of “KESSAN TANSHIN” originally issued in Japanese

(3) Consolidated Statements of Shareholders’ Equity

For the six months ended September 30, 2008
	Total equity		Makita Corporation shareholders’ equity						Noncontr- olling interest
			Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
	Yen (millions)

Beginning balance	319,014	316,498	23,805	45,753	5,669	249,191	(7,657)	(263)	2,516

Comprehensive income

Net income	25,108	24,851				24,851			257

Foreign currency translation adjustment	(2,245)	(2,098)					(2,098)		(147)
Unrealized holding gains (losses) on available-for-sale securities	(1,147)	(1,147)					(1,147)
Pension liability adjustment	(6)	(6)					(6)

Comprehensive income	21,710	21,600	-	-	-	24,851	(3,251)	-	110

Cash dividends	(9,867)	(9,632)				(9,632)			(235)

Purchases and disposal of treasury stock	(11,947)	(11,947)		(1)				(11,946)

Ending balance	318,910	316,519	23,805	45,752	5,669	264,410	(10,908)	(12,209)	2,391

For the six months ended September 30, 2009
	Total equity		Makita Corporation shareholders’ equity						Noncontr- olling interest
			Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
	Yen (millions)

Beginning balance	285,746	283,485	23,805	45,420	5,669	257,487	(42,461)	(6,435)	2,261

Comprehensive income

Net income	10,763	10,622				10,622			141

Foreign currency translation adjustment	(3,103)	(3,137)					(3,137)		34
Unrealized holding gains (losses) on available-for-sale securities	1,762	1,762					1,762
Pension liability adjustment	(9)	(9)					(9)

Comprehensive income	9,413	9,238	-	-	-	10,622	(1,384)	-	175

Cash dividends	(7,085)	(6,888)				(6,888)			(197)

Purchases and disposal of treasury stock	(5)	(5)						(5)

Ending balance	288,069	285,830	23,805	45,420	5,669	261,221	(43,845)	(6,440)	2,239

8

English translation of “KESSAN TANSHIN” originally issued in Japanese

(4) Condensed Consolidated Statements of Cash Flows

	Yen (millions)
	For the six months	For the six months
	ended September 30,	ended September 30,
	2008	2009

Net cash provided by operating activities	14,222	28,314

Net cash provided by (used in) investing activities	3,132	(10,976)

Net cash used in financing activities	(22,511)	(6,954)

Effect of exchange rate changes on cash and cash equivalents	1,529	(2,651)

Net change in cash and cash equivalents	(3,628)	7,733

Cash and cash equivalents, beginning of period	46,306	34,215

Cash and cash equivalents, end of period	42,678	41,948

(5) Notes on the preconditions for a going concern: None
(6) Condensed Operating Segment Information

	Yen (millions)
	For the six months ended September 30, 2008
	Japan	Europe	North America	Asia	Other	Total	Corporate and elimi- nations	Consoli- dated

Sales:
(1) External customers	35,371	83,192	26,062	6,009	24,924	175,558	-	175,558
(2) Inter-segment	33,454	2,792	2,809	51,597	79	90,731	(90,731)	-

Total	68,825	85,984	28,871	57,606	25,003	266,289	(90,731)	175,558

Operating expenses	59,925	70,438	27,726	50,201	20,881	229,171	(89,660)	139,511
Operating income (loss)	8,900	15,546	1,145	7,405	4,122	37,118	(1,071)	36,047

	Yen (millions)
	For the six months ended September 30, 2009
	Japan	Europe	North America	Asia	Other	Total	Corporate and elimi- nations	Consoli- dated

Sales:
(1) External customers	26,695	51,977	17,681	4,341	17,987	118,681	-	118,681
(2) Inter-segment	14,093	1,189	884	25,308	44	41,518	(41,518)	-

Total	40,788	53,166	18,565	29,649	18,031	160,199	(41,518)	118,681

Operating expenses	42,567	47,224	18,380	25,592	16,752	150,515	(46,700)	103,815
Operating income (loss)	(1,779)	5,942	185	4,057	1,279	9,684	5,182	14,866

(7) Note in case there is any significant change in the shareholders’ equity: None

9

English translation of “KESSAN TANSHIN” originally issued in Japanese

SUPPORT DOCUMENTATION (CONSOLIDATED)
1. Consolidated Financial Results and Forecast

	Yen (millions)
	For the six months			For the six months			For the six months
	ended September			ended September			ended September
	30, 2007			30, 2008			30, 2009
			(%)			(%)		(%)
Net sales	169,537	28.5		175,558	3.6		118,681	(32.4)
Domestic	25,649	11.9		24,378	(5.0)		20,831	(14.6)
Overseas	143,888	32.1		151,180	5.1		97,850	(35.3)
Operating income	33,899	58.5		36,047	6.3		14,866	(58.8)
Income before income taxes	34,629	58.0		34,710	0.2		17,271	(50.2)
Net income attributable to Makita Corporation	23,596	53.3		24,851	5.3		10,622	(57.3)
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders (Yen)	164.17			175.60			77.10
Cash dividend per share (Yen)	30.00			30.00			15.00
Dividend payout ratio (%)	18.3			17.1			19.5
Employees	10,093			10,799			10,131

	Yen (millions)
	For the year ended		For the year ending
	March 31, 2009		March 31, 2010
			(Forecast)
		(%)		(%)
Net sales	294,034	(14.2)	230,000	(21.8)
Domestic	46,222	(11.4)	40,000	(13.5)
Overseas	247,812	(14.7)	190,000	(23.3)
Operating income	50,075	(25.3)	26,000	(48.1)
Income before income taxes	44,443	(32.9)	28,000	(37.0)
Net income attributable to Makita Corporation	33,286	(27.7)	16,700	(49.8)
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders (Yen)	236.88		121.22
Cash dividend per share (Yen)	80.00		-
Dividend payout ratio (%)	33.8		-
Employees	10,412		-

Note:

1.	The table above shows the changes in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income attributable to Makita Corporation against the corresponding period of the previous year.

2.	Certain reclassifications have been made to the previous years’ consolidated financial statements to conform with the presentation used for the six months ended September 30, 2009. The meaning of “Net income attributable to Makita Corporation” is the same as the former “Net income”.

10

English translation of “KESSAN TANSHIN” originally issued in Japanese

2. Consolidated Net Sales by Geographic Area

	Yen (millions)
	For the six months		For the six months		For the six months
	ended September		ended September		ended September
	30, 2007		30, 2008		30, 2009

	(%)		(%)		(%)
Japan	25,649	11.9	24,378	(5.0)	20,831	(14.6)
Europe	78,865	39.4	83,131	5.4	51,652	(37.9)
North America	28,942	18.1	25,836	(10.7)	17,789	(31.1)
Asia	11,021	12.7	13,163	19.4	8,620	(34.5)
Other regions	25,060	38.3	29,050	15.9	19,789	(31.9)
Central and South America	8,134	37.1	10,579	30.1	7,398	(30.1)
Oceania	8,276	38.3	8,507	2.8	6,533	(23.2)
The Middle East and Africa	8,650	39.4	9,964	15.2	5,858	(41.2)
Total	169,537	28.5	175,558	3.6	118,681	(32.4)

Note:	The table above sets forth Makita’s consolidated net sales by geographic area based on the customer’s location for the periods presented. Accordingly, it differs from operating segment information on page 9. The table above shows the changes in the percentage ratio of Net sales the corresponding period of the previous year.
3. Exchange Rates

	Yen
	For the six	For the six	For the six	For the six	For the year
	months ended	months ended	months ended	months ending	ending
	September 30,	September 30,	September 30,	March 31,	March 31,
	2007	2008	2009	2010	2010
				(Forecast)	(Forecast)
Yen/U.S. Dollar	119.40	106.12	95.53	90	93
Yen/Euro	162.33	162.80	133.21	130	132

4. Sales Growth in local currency basis (Major countries)

For the six months
ended September
30, 2009

(%)
U.K.	(29.3)
Germany	(2.5)
France	(5.9)
Russia	(46.7)
U.S.A.	(23.7)
China	(16.1)
Brazil	(1.0)
Makita Gulf (UAE) *	(31.5)
Australia	1.4

*Including export sales for the Middle East and Africa.

11

English translation of “KESSAN TANSHIN” originally issued in Japanese

5. Production Ratio (unit basis)

	For the six months	For the six months	For the six months
	ended September	ended September	ended September
	30, 2007	30, 2008	30, 2009
	Composition ratio	Composition ratio	Composition ratio
Domestic	23.4%	20.2%	16.9%
Overseas	76.6%	79.8%	83.1%

6. Consolidated Capital Expenditures, Depreciation and Amortization, and R&D cost

	Yen (millions)
	For the six months	For the six months	For the six months	For the year
	ended September	ended September	ended September	ending
	30, 2007	30, 2008	30, 2009	March 31, 2010
				(Forecast)
Capital expenditures	7,161	9,827	6,702	13,000
Depreciation and amortization	3,879	4,426	4,071	8,300
R&D cost	2,826	3,493	3,324	6,700

12

English translation of ''KESSAN TANSHIN'' originally issued in Japanese